

Mail Stop 6010

April 3, 2008

VIA U.S. MAIL AND FAX (949) 435 - 8455

Paul A. Pittman
Chief Financial Officer
Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, California 92660

>   **Re: Jazz Technologies, Inc.**
>   **Form 10-K for the year ended December 28, 2007**
>   **Filed March 24, 2008**
>   **File No. 001-32832**

Dear Mr. Pittman:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 28, 2007

Note 2. Summary of Significant Accounting Policies, page 66

Revenue Recognition, page 67

1.   We note that after you disclose the four fundamental revenue recognition criteria outlined in SAB 104 you indicate "Determination of the criteria set forth in items in three and four above is based on management's judgment regarding the *fixed nature* of the fee charged for services rendered and products delivered…" Please address the following:

   - Explain to us what you mean by the disclosures that the fixed nature of the fee charged for services rendered and products delivered is based on management's "judgment". Explain to us why determination of the fees for the services and the products require management judgment.

   - Explain to us why you conclude that your revenue recognition policy is in accordance with the recognition criterion that the seller's price to the buyer is <u>fixed or determinable</u>. Refer to paragraph 1 of SAB Topic 13A.

   - Expand your revenue recognition policy to clarify your accounting in future filings and please provide us with your proposed disclosure.

Concentrations, page 72

2.   We note that "Conexant" was one of your significant customers in 2007. Please explain to us whether Conexant is a related party to you. If Conexant is a related party, then please include all required disclosures under SFAS 57 in future filings.

Note 3. Acquisition, page 73

3.   We note that you allocated approximately $36 million of the purchase price of Jazz Semiconductor to an intangible asset named Facilities Lease. Please address the following:

   - Please explain to us about the nature of this intangible asset and why your recognition of this asset is in accordance with U.S. GAAP. Refer to paragraph 39 and Appendix A of SFAS 141.

- Also in this regard, we note on page 77 that you are amortizing this asset over a 20-year period. Please explain to us why you conclude that the 20-year amortization period is appropriate per U.S. GAAP.

Revise your future disclosures as necessary based on our concerns.

4.   We note on page 75 that you engaged a third party appraiser to assist in valuation of assets and liabilities of your acquired entity. While in future filings management may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant